FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of October, 2023 Commission File Number: 001-12518 Banco Santander, S.A. (Exact name of registrant as specified in its charter) Ciudad Grupo Santander 28660 Boadilla del Monte (Madrid) Spain (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

BANCO SANTANDER, S.A. ________________________ TABLE OF CONTENTS Item 1. January - September 2023 Earnings presentation (Supplementary information)

Earnings presentation: Supplementary information — 9M’23 25 October 2023

2 Important information Non-IFRS and alternative performance measures This presentation contains financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non- IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between periods. APMs we use are presented unless otherwise specified on a constant FX basis, which is computed by adjusting comparative period reported data for the effects of foreign currency translation differences, which distort period-on-period comparisons. Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non- IFRS measures differently, thus making them less useful for comparison purposes. APMs using ESG labels have not been calculated in accordance with the Taxonomy Regulation or with the indicators for principal adverse impact in SFDR. For further details on APMs and Non-IFRS Measures, including their definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2022 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 1 March 2023 (https://www.santander.com/content/dam/santander- com/en/documentos/informacion-sobre-resultados-semestrales-y-anuales-suministrada-a-la-sec/2023/sec-2022-annual-20-f-2022-en.pdf), as well as the section “Alternative performance measures” of Banco Santander, S.A. (Santander) Q3 2023 Financial Report, published on 25 October 2023 (https://www.santander.com/en/shareholders-and-investors/financial-and-economic-information#quarterly-results). Underlying measures, which are included in this document, are non-IFRS measures. The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the businesses included and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries. Non-financial information This presentation contains, in addition to financial information, non-financial information (NFI), including environmental, social and governance-related metrics, statements, goals, commitments and opinions. NFI is included to comply with Spanish Act 11/2018 on non-financial information and diversity and to provide a broader view of our impact. NFI is not audited nor reviewed by an external auditor. NFI is prepared following various external and internal frameworks, reporting guidelines and measurement, collection and verification methods and practices, which are materially different from those applicable to financial information and are in many cases emerging and evolving. NFI is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties. NFI is thus subject to significant measurement uncertainties, may not be comparable to NFI of other companies or over time or across periods and its inclusion is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards. NFI is for informational purposes only and without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law. Forward-looking statements Santander hereby warns that this presentation contains “forward-looking statements” as per the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future”, “commitment”, “commit”, “focus”, “pledge” and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and NFI. However, risks, uncertainties and other important factors may lead to developments and results to differ materially from those anticipated, expected, projected or assumed in forward-looking statements.

3 Important information The following important factors (and others described elsewhere in this presentation and other risk factors, uncertainties or contingencies detailed in our most recent Form 20-F and subsequent 6-Ks filed with, or furnished to, the SEC), as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume: (1) general economic or industry conditions (e.g., an economic downturn; higher volatility in the capital markets; inflation; deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the war in Ukraine or the COVID-19 pandemic in the global economy) in areas where we have significant operations or investments; (2) climate-related conditions, regulations, policies, targets and weather events; (3) exposure to various market risks (e.g., risks from interest rates, foreign exchange rates, equity prices and new benchmark indices); (4) potential losses from early loan repayment, collateral depreciation or counterparty risk; (5) political instability in Spain, the UK, other European countries, Latin America and the US; (6) legislative, regulatory or tax changes (including regulatory capital and liquidity requirements), especially in view of the UK´s exit from the European Union and increased regulation prompted by financial crises; (7) acquisition integration challenges arising from deviating management’s resources and attention from other strategic opportunities and operational matters; (8) our own decisions and actions including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; (9) uncertainty over the scope of actions that may be required by us, governments and others to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and governmental standards and regulations; and (10) changes affecting our access to liquidity and funding on acceptable terms, especially due to credit spread shifts or credit rating downgrades for the entire group or core subsidiaries. Forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees, including, but not limited to developing standards that may change in the future; plans, projections, expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third-parties’ energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions; changes in operations or investments under existing or future environmental laws and regulations; and changes in government regulations, regulatory requirements and internal policies, including those related to climate-related initiatives. Forward-looking statements are aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this presentation, are informed by the knowledge, information and views available on such date and are subject to change without notice. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law. Not a securities offer This presentation and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities. Past performance does not indicate future outcomes Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or results (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing in this presentation should be taken as a profit and loss forecast. Third Party Information In this presentation, Santander relies on and refers to certain information and statistics obtained from publicly-available information and third-party sources, which it believes to be reliable. Neither Santander nor its directors, officers and employees have independently verified the accuracy or completeness of any such publicly-available and third-party information, make any representation or warranty as to the quality, fitness for a particular purpose, non-infringement, accuracy or completeness of such information or undertake any obligation to update such information after the date of this presentation. In no event shall Santander be liable for any use by any party of, for any decision made or action taken by any party in reliance upon, or for inaccuracies or errors in, or omission from, such publicly-available and third-party information contained herein. Any sources of publicly-available information and third-party information referred or contained herein retain all rights with respect to such information and use of such information herein shall not be deemed to grant a license to any third party.

4 Supplementary information Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Quarterly income statements Glossary

Santander's capital levels, both phased-in and fully loaded, exceed minimum regulatory requirements

SREP capital requirements and MDA*



Sep-23
13.48%
T2
2.40%
AT1
1.80%
G-SIB buffer[2]
1.00%
CCoB
2.50%
Pillar 2 R
0.89%
Pillar 1
4.50%
+283bps
+268bps
+306bps
CCyB,[1]
0.40%
16.31%
2.55%
T2
1.42%
AT1
12.35%
CET1
Regulatory Requirement 2023
Group ratios Sep-23

- The minimum CET1 to be maintained by the Group is 9.29%
- As of Sep-23, the distance to the MDA is 268bps[3] and the CET1 management buffer is 306bps

Assumed capital requirements (fully-loaded)**



Sep-23
13.48%
T2
2.40%
AT1
1.80%
G-SIB buffer[2]
1.00%
CCoB
2.50%
Pillar 2 R
0.89%
Pillar 1
4.50%
+273bps
+261bps
+299bps
CCyB,[1]
0.40%
16.21%
2.52%
1.42%
12.27%
>15%
2.00%
T2
1.50%
AT1
11-12%
CET1
Assumed regulatory requirement 2023
Group ratios Sep-23
Medium-term target ratios

- AT1 and T2 ratios are planned to be close to 1.5% and 2.0% of RWAs respectively

* The phased-in ratio includes the transitory treatment of IFRS 9, calculated in accordance with article 473 bis of the Capital Requirements Regulation (CRR2) and subsequent modifications introduced by Regulation 2020/873 of the European Union. Total phased-in capital ratios include the transitory treatment according to chapter 4, title 1, part 10 of the CRR2.

** Fully-loaded CRR and fully-loaded IFRS 9.

(1) Estimated countercyclical buffer as of Sep-23.

(2) According to a recent resolution from Banco de España, our D-SIB buffer will increase from 1% to 1.25% from January 2024 following a change in methodology. Institutions must hold capital at the consolidated level for the higher of the G-SIB and D-SIB requirements. Santander currently applies a 1% CET1 surcharge, globally (G-SIB) and locally (D-SIB), as they are both set at 1%.

(3) MDA trigger = 3.06% - 0.38% = 2.68% (38bps of AT1 shortfall is covered with CET1).

Santander 5

6 Diversified bond portfolio represents just 7% of total assets Bond portfolio %, Sep-23 ALCO IRRBB €96bn Liquidity portfolio €30bn Spain 24% Poland 11% Portugal 4% UK 4%SCF 4% Mexico 15% US 12% Brazil 10% Chile 10% Other South America 5% €126bn o/w HTC €72bn (57%) • Bond portfolio represents 7% of total assets • HTC&S duration: 1.4 years • Mark to market impact of the HTC portfolio equivalent to c.3% of total FL CET1 (€77.2bn)

7 Conservative and decentralized liquidity and funding model Very manageable maturity profile€32bn1 issued in public markets in 9M’23 (1) Data includes public issuances from all units with period-average exchange rates. Excludes securitizations. (2) Includes Banco Santander, S.A. and Santander International Products PLC. Note: preference shares also includes other AT1 instruments. € bn, Sep-23 4.0 9.82.1 0.3 1.7 4.2 0.2 1.4 0.7 2.5 0.8 0.4 8.6 16.0 3.5 0.0 3.3 Covered bonds Senior Senior non- preferred Preference shares Sub debt € bn, Sep-23 Covered Bonds Senior Non- Preferred Senior Other 2023 2024 2025 2026 >2027 0.2 7.7 4.6 11.3 9.1 16.9 0.9 1.9 9.4 8.7 12.7 18.2 2.9 18.8 15.8 10.0 4.3 19.2 0.7 - 3.4 2.6 1.2 21.4 2027 • Covered bonds include the first ECA covered bond which was executed in market in Q1’23 (€0.5bn by Banco Santander, S.A) • Other includes issuances in Brazil, Mexico, Poland and Portugal Spain2 UK DCB Chile US Other

9M'23 issuances against funding plan

Execution of 2023 funding plan

€ bn, Sep-23

	Hybrids		SNP + Senior		Covered Bonds		TOTAL	
	Plan	Issued	Plan	Issued	Plan	Issued	Plan	Issued
Banco Santander, S.A	0.5 - 1.5	3.3 [1]	9-10	8.9	6-7	4.0 [3]	15.5 - 18.5	16.2
UK [2]	-	-	3-4	2.0	5-6	2.1	8-10	4.2
SCF	-	-	2-4	4.2	-	-	2-4	4.2
SHUSA	-	-	1-2	1.6	-	-	1-2	1.6
TOTAL	**0.5 - 1.5**	**3.3**	**15 - 20**	**16.7**	**11-13**	**6.1**	**26.5 - 34.5**	**26.1**

Banco Santander, S.A.'s 2023 funding plan contemplates the following:

- Continue fulfilling the 1.5% AT1 and 2% T2 buffers subject to RWA growth
- MREL & TLAC ratios above regulatory requirements
- Liquidity position remains solid, with LCR and NFSR above minimum requirements and ample liquidity buffers
- Frontloading of issuances in the first half of the year, particularly focused on liquidity issuances.

Note: i) Issuance plan subject to, amongst other considerations, market conditions and regulatory requirements. Other secured issuances (for example ABS, RMBS, etc.) are not considered in the table above.
ii) On 11 October, Banco Santander, S.A. issued €3.25bn in Senior Non-Preferred as prefunding for the 2024 funding plan.
(1) Includes €0.75bn in Tier 2 debt corresponding to 2023 funding plan and €2.55bn in Tier 2 debt as prefunding of 2024 funding plan.
(2) Santander UK's funding plan will likely be lower than originally forecast due to lower balance sheet size, and consequently a smaller commercial gap.
(3) No further covered bond issuances are expected as the remaining gap vs. plan has been funded through medium- and long-term repos.

Santander
8

9 TLAC/MREL for the Resolution Group headed by Banco Santander, S.A. MREL Sep-23(e)TLAC Sep-23(e) Note: Figures applying the IFRS 9 transitional arrangements. Provisional data. (1) TLAC RWAs are €309bn and leverage exposure (LE) is €902bn. MREL RWAs are €404bn and leverage exposure is €963bn. (2) MREL Requirement based on RWAs from Jan-24: 29.81% + Combined Buffer Requirement (CBR). % and € bn Req. 33.6% Requirement CBR Buffer SNP T2 CET1 Senior AT1 Sub debt % Req. 21.8% Distance to M-MDA €11.8bn 382 bps €18.3bn 203 bps €14.7bn 364 bps €39.8bn 413 bps 18.0% 6.8% 3.8% 3.8% 2.0% 25.7% 8.8% % RWAs % LE 29.8% 11.5% 3.8% 3.6% 4.1% 37.3% 15.6% % RWAs % LE 77.1 8.0 12.7 4.1 27.6 21.1 150.6 MREL instruments

10 Well-funded, diversified, prudent and highly liquid balance sheet (large % contribution from customer deposits), reflected in solid liquidity ratios Liquidity Balance Sheet Note: Liquidity balance sheet for management purposes (net of trading derivatives and interbank balances). (1) Provisional data. (2) UK: Ring-fenced bank; Spain: since Dec-22 Banco Santander, S.A. standalone. ST Funding Securitizations and others Loans and advances to customers Fixed assets & other Customer deposits M/LT debt issuances € bn, Sep-23 Equity and other liabilitiesFinancial assets 371 49 99 165 1,039 202 58 1,035 1,509 1,509 Assets Liabilities Net Stable Funding Ratio (NSFR) Sep-23 Jun-23 Jun-23 Spain 2 163% 153% 116% UK 2 139% 154% 135% Portugal 139% 129% 120% Poland 207% 208% 153% US 136% 142% 116% Mexico 171% 196% 124% Brazil 146% 137% 111% Chile 193% 180% 115% Argentina 192% 231% 175% SCF 377% 231% 111% Group 161% 158% 122% 1 HQLAs1 HQLA Level 1 322.5 HQLA Level 2 8.6 o/w Level 2A 3.4 o/w Level 2B 5.2 Liquidity Coverage Ratio (LCR) €331bn o/w cash €210bn

11 In the EBA Stress Test, Santander is the bank with highest profit after tax, in both the baseline and adverse scenario Peer Average System 5,098 9,047 10,841 10,984 12,203 12,898 17,725 19,578 19,803 29,850 47,146 P10 P9 P8 P7 P6 P5 P4 P3 P2 P1 Santander -13,916 -10,194 -8,157 -5,036 -3,810 -2,564 -1,239 898 1,173 1,844 6,582 P6 P5 P9 P1 P4 P10 P8 P3 P7 P2 Santander Profit after tax: baseline scenario (EUR mn)1 Profit after tax: adverse scenario (EUR mn)1 17,743 -3,129 -1,4045,505 (1) Accumulated profit after tax (3 years) in EUR mn. FX impact is only applied in the adverse scenario.

12 Santander had the lowest capital impact among peers in the adverse scenario and, as a result, significantly improved its relative capital position, ending above the peer average Peer Average System CET1 fully loaded: 2022 (%) CET1 fully loaded: adverse scenario 2025 (%) 8.1 8.2 8.4 8.9 9.5 9.7 9.9 10.3 10.9 12.5 13.1 P4 P3 P1 P7 P6 P2 P10 Santander P5 P8 P9 12.0 12.3 12.6 13.3 13.4 13.5 14.1 14.5 16.0 16.4 17.2 Santander P1 P2 P3 P4 P5 P6 P7 P8 P9 P10 10.0 10.414.1 15.0

13 Supplementary information Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Quarterly income statements Glossary

14 Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Europe 2.09 2.23 2.46 2.87 3.45 3.82 4.17 Spain 1.72 1.77 1.96 2.46 3.31 3.80 4.27 United Kingdom 2.25 2.33 2.46 2.71 2.94 3.16 3.38 Portugal 1.46 1.48 1.69 2.37 3.33 4.03 4.63 Poland 4.64 6.22 7.28 7.64 8.26 8.42 8.49 North America 7.32 7.62 8.13 8.75 9.46 10.08 10.20 US 6.25 6.39 6.89 7.35 7.88 8.44 8.49 Mexico 10.42 11.07 11.81 12.80 13.72 14.25 14.30 South America 12.91 14.72 14.60 13.94 14.04 14.15 13.34 Brazil 14.36 14.89 14.83 14.90 15.16 15.13 15.17 Chile 10.04 14.44 13.35 11.70 9.84 10.12 7.68 Argentina 24.39 28.80 34.39 37.44 40.29 43.03 48.60 Digital Consumer Bank 4.02 4.00 4.02 4.28 4.72 4.99 5.23 Yield on loans (%)

15 Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Europe 0.08 0.14 0.25 0.53 0.81 1.03 1.24 Spain 0.05 0.05 0.09 0.22 0.53 0.72 0.90 United Kingdom 0.12 0.21 0.35 0.79 1.10 1.37 1.64 Portugal 0.01 0.02 0.02 0.04 0.14 0.26 0.38 Poland 0.16 0.49 1.00 1.58 1.75 1.89 1.91 North America 0.74 0.93 1.35 2.10 2.98 3.41 3.75 US 0.10 0.28 0.70 1.40 2.10 2.40 2.82 Mexico 2.39 2.58 3.08 3.91 4.98 5.44 5.55 South America 5.21 6.57 8.13 8.20 9.10 9.23 9.15 Brazil 6.12 7.19 8.49 8.60 8.99 8.87 9.07 Chile 1.70 3.12 4.39 4.79 4.82 5.15 4.92 Argentina 13.62 17.65 22.86 28.10 29.55 36.13 43.24 Digital Consumer Bank 0.22 0.26 0.39 0.71 1.05 1.38 1.71 Cost of deposits (%)

16 Supplementary information Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Quarterly income statements Glossary

17 Exposure ¹ Coverage Mar-22 Jun-22 Sep-22 Dec-22 Mar-23 Jun-23 Sep-23 Dec-21 Mar-22 Jun-22 Sep-22 Dec-22 Mar-23 Jun-23 Sep-23 Stage 1 967 998 1,030 1,004 1,005 1,011 1,002 0.5% 0.5% 0.5% 0.5% 0.4% 0.4% 0.4% 0.4% Stage 2 68 66 70 69 72 75 77 7.7% 8.0% 8.5% 7.7% 7.7% 7.4% 7.2% 7.0% Stage 3 36 34 36 35 34 35 36 41.3% 41.0% 40.1% 41.0% 40.8% 40.1% 41.0% 40.4% Stage coverage 1) Exposure subject to impairment in EUR bn. Additionally, customer loans not subject to impairment recorded at mark to market with changes through P&L (EUR 22 bn in March 2022, EUR 23 bn in June 2022, EUR 21 bn in September 2022, EUR 16 bn in December 2022, EUR 17 bn in March 2023, EUR 18 bn in June 2023 and EUR 20 bn in September 2023).

18 Mar-22 Jun-22 Sep-22 Dec-22 Mar-23 Jun-23 Sep-23 Europe 3.01 2.63 2.58 2.37 2.35 2.35 2.32 Spain 4.47 3.83 3.69 3.27 3.19 3.11 3.06 United Kingdom 1.42 1.17 1.16 1.21 1.27 1.32 1.42 Portugal 3.42 3.33 3.03 2.99 3.05 3.09 2.48 Poland 3.50 3.45 3.63 3.80 3.66 3.74 3.63 North America 2.83 2.71 2.79 3.03 2.95 3.23 3.83 US 2.75 2.64 2.92 3.25 3.13 3.46 4.24 Mexico 3.09 2.95 2.34 2.32 2.39 2.60 2.72 South America 5.05 5.39 5.54 6.20 5.99 5.88 5.71 Brazil 5.68 6.34 6.63 7.57 7.34 7.00 6.71 Chile 4.70 4.70 4.63 4.99 4.75 4.95 4.90 Argentina 3.21 2.48 2.13 2.08 2.08 1.92 1.91 Digital Consumer Bank 2.27 2.22 2.20 2.06 2.05 2.04 2.08 TOTAL GROUP 3.26 3.05 3.08 3.08 3.05 3.07 3.13 NPL ratio (%)

19 Mar-22 Jun-22 Sep-22 Dec-22 Mar-23 Jun-23 Sep-23 Europe 49.1 50.2 49.7 51.8 51.0 51.1 51.1 Spain 50.4 49.4 49.3 51.0 49.9 50.7 51.2 United Kingdom 26.1 32.9 32.4 33.8 33.1 32.0 31.9 Portugal 72.8 74.3 76.3 79.3 80.3 81.8 84.6 Poland 78.5 76.0 74.8 74.0 75.2 74.0 76.5 North America 110.5 111.4 102.7 93.3 94.9 90.0 78.8 US 122.2 121.0 102.8 90.3 91.5 85.6 73.1 Mexico 79.5 84.1 102.7 106.6 108.5 106.3 102.7 South America 92.2 86.9 84.7 76.0 76.3 77.8 78.0 Brazil 101.1 92.3 89.2 79.5 79.5 82.7 83.0 Chile 60.7 60.4 60.3 56.3 59.2 56.2 55.6 Argentina 161.7 171.1 179.0 180.4 169.4 163.1 158.3 Digital Consumer Bank 99.4 97.4 95.6 92.8 93.5 94.5 92.2 TOTAL GROUP 69.5 70.6 69.7 67.5 67.9 68.4 67.5 NPL coverage ratio (%)

20 Loan-loss allowancesCredit impaired loans Credit impaired loans and loan-loss allowances. Breakdown by operating areas. September 2023

21 Mar-22 Jun-22 Sep-22 Dec-22 Mar-23 Jun-23 Sep-23 Europe 0.37 0.37 0.36 0.39 0.42 0.42 0.44 Spain 0.88 0.79 0.71 0.61 0.62 0.62 0.62 United Kingdom (0.08) (0.02) 0.02 0.12 0.12 0.11 0.12 Portugal 0.03 (0.05) (0.12) 0.04 0.06 0.10 0.17 Poland 0.65 0.95 1.07 1.43 1.71 1.87 1.98 North America 0.93 1.09 1.12 1.49 1.62 1.70 1.91 US 0.49 0.78 0.87 1.35 1.52 1.57 1.77 Mexico 2.22 2.05 1.86 1.95 1.98 2.13 2.34 South America 2.73 2.97 3.11 3.32 3.39 3.32 3.30 Brazil 3.94 4.26 4.46 4.79 4.84 4.74 4.67 Chile 0.83 0.89 0.87 0.93 0.95 0.88 0.87 Argentina 3.31 3.07 2.88 2.91 2.97 3.46 4.09 Digital Consumer Bank 0.44 0.44 0.43 0.45 0.48 0.54 0.60 TOTAL GROUP 0.77 0.83 0.86 0.99 1.05 1.08 1.13 Cost of risk (%) NOTE: Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months.

22 Supplementary information Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Quarterly income statements Glossary

23 GRUPO SANTANDER (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q3'23 / Q2'23 9M'22 9M'23 9M'23 / 9M'22 Net interest income 8,855 9,554 10,051 10,159 10,185 10,735 11,219 +4.5% 28,460 32,139 +12.9% Net fee income 2,812 3,040 3,015 2,923 3,043 3,060 3,119 +1.9% 8,867 9,222 +4.0% Gains (losses) on financial transactions and other 638 221 443 443 707 504 523 +3.8% 1,302 1,734 +33.2% Total revenue 12,305 12,815 13,509 13,525 13,935 14,299 14,861 +3.9% 38,629 43,095 +11.6% Operating expenses (5,535) (5,900) (6,160) (6,308) (6,145) (6,334) (6,482) +2.3% (17,595) (18,961) +7.8% Net operating income 6,770 6,915 7,349 7,217 7,790 7,965 8,379 +5.2% 21,034 24,134 +14.7% Net loan-loss provisions (2,101) (2,634) (2,756) (3,018) (2,873) (2,898) (3,266) +12.7% (7,491) (9,037) +20.6% Other gains (losses) and provisions (498) (537) (747) (710) (822) (833) (666) -20.0% (1,782) (2,321) +30.2% Profit before tax 4,171 3,744 3,846 3,489 4,095 4,234 4,447 +5.0% 11,761 12,776 +8.6% Consolidated profit 2,869 2,672 2,682 2,541 2,865 2,970 3,176 +6.9% 8,223 9,011 +9.6% Attributable profit 2,543 2,351 2,422 2,289 2,571 2,670 2,902 +8.7% 7,316 8,143 +11.3%

24 GRUPO SANTANDER (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q3'23 / Q2'23 9M'22 9M'23 9M'23 / 9M'22 Net interest income 8,976 9,232 9,577 10,062 10,090 10,647 11,402 +7.1% 27,785 32,139 +15.7% Net fee income 2,849 2,949 2,898 2,931 3,027 3,036 3,160 +4.1% 8,696 9,222 +6.0% Gains (losses) on financial transactions and other 692 286 539 438 772 536 426 -20.6% 1,517 1,734 +14.3% Total revenue 12,517 12,467 13,014 13,431 13,889 14,219 14,987 +5.4% 37,997 43,095 +13.4% Operating expenses (5,553) (5,719) (5,902) (6,294) (6,101) (6,298) (6,563) +4.2% (17,174) (18,961) +10.4% Net operating income 6,963 6,748 7,112 7,137 7,788 7,921 8,425 +6.4% 20,823 24,134 +15.9% Net loan-loss provisions (2,184) (2,601) (2,695) (3,000) (2,892) (2,888) (3,257) +12.8% (7,480) (9,037) +20.8% Other gains (losses) and provisions (484) (490) (708) (687) (820) (818) (684) -16.4% (1,682) (2,321) +38.0% Profit before tax 4,294 3,658 3,709 3,451 4,077 4,215 4,484 +6.4% 11,661 12,776 +9.6% Consolidated profit 2,948 2,606 2,593 2,517 2,845 2,953 3,212 +8.8% 8,147 9,011 +10.6% Attributable profit 2,613 2,285 2,331 2,261 2,549 2,655 2,939 +10.7% 7,229 8,143 +12.6%

25 Europe (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q3'23 / Q2'23 9M'22 9M'23 9M'23 / 9M'22 Net interest income 2,839 2,981 3,179 3,567 3,597 3,968 4,222 +6.4% 8,998 11,787 +31.0% Net fee income 1,154 1,162 1,125 1,051 1,168 1,076 1,084 +0.7% 3,441 3,328 -3.3% Gains (losses) on financial transactions and other 312 134 388 139 406 249 458 +84.1% 833 1,113 +33.6% Total revenue 4,305 4,276 4,692 4,757 5,171 5,293 5,765 +8.9% 13,273 16,228 +22.3% Operating expenses (2,060) (2,104) (2,132) (2,227) (2,167) (2,215) (2,291) +3.4% (6,296) (6,673) +6.0% Net operating income 2,245 2,172 2,559 2,530 3,004 3,078 3,474 +12.9% 6,977 9,555 +37.0% Net loan-loss provisions (515) (631) (614) (636) (642) (646) (662) +2.4% (1,760) (1,951) +10.8% Other gains (losses) and provisions (236) (342) (562) (488) (516) (389) (361) -7.2% (1,140) (1,266) +11.0% Profit before tax 1,494 1,199 1,384 1,405 1,846 2,042 2,451 +20.0% 4,076 6,339 +55.5% Consolidated profit 1,073 867 1,011 1,038 1,269 1,428 1,753 +22.8% 2,952 4,450 +50.8% Attributable profit 1,018 821 998 973 1,189 1,347 1,640 +21.8% 2,837 4,176 +47.2%

26 Europe (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q3'23 / Q2'23 9M'22 9M'23 9M'23 / 9M'22 Net interest income 2,797 2,955 3,171 3,578 3,631 3,961 4,195 +5.9% 8,923 11,787 +32.1% Net fee income 1,153 1,160 1,126 1,053 1,173 1,075 1,080 +0.5% 3,439 3,328 -3.2% Gains (losses) on financial transactions and other 312 133 386 138 405 249 458 +83.9% 831 1,113 +34.0% Total revenue 4,262 4,248 4,683 4,770 5,210 5,285 5,733 +8.5% 13,193 16,228 +23.0% Operating expenses (2,037) (2,088) (2,123) (2,228) (2,182) (2,213) (2,278) +2.9% (6,248) (6,673) +6.8% Net operating income 2,225 2,160 2,560 2,541 3,028 3,072 3,455 +12.5% 6,945 9,555 +37.6% Net loan-loss provisions (513) (631) (615) (640) (647) (645) (658) +2.0% (1,759) (1,951) +10.9% Other gains (losses) and provisions (234) (340) (569) (487) (518) (389) (359) -7.6% (1,143) (1,266) +10.8% Profit before tax 1,478 1,189 1,377 1,414 1,862 2,038 2,438 +19.6% 4,043 6,339 +56.8% Consolidated profit 1,060 860 1,006 1,044 1,281 1,425 1,744 +22.3% 2,926 4,450 +52.1% Attributable profit 1,005 813 992 978 1,199 1,345 1,632 +21.3% 2,809 4,176 +48.7%

27 Spain (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q3'23 / Q2'23 9M'22 9M'23 9M'23 / 9M'22 Net interest income 998 1,017 1,119 1,405 1,460 1,701 1,741 +2.4% 3,134 4,903 +56.4% Net fee income 745 730 697 646 752 661 635 -4.0% 2,172 2,047 -5.7% Gains (losses) on financial transactions and other 278 169 306 125 335 204 302 +48.5% 752 841 +11.8% Total revenue 2,021 1,916 2,121 2,175 2,547 2,566 2,678 +4.4% 6,058 7,791 +28.6% Operating expenses (972) (971) (997) (1,057) (1,014) (1,025) (1,088) +6.1% (2,941) (3,127) +6.3% Net operating income 1,049 945 1,124 1,118 1,533 1,540 1,591 +3.3% 3,118 4,664 +49.6% Net loan-loss provisions (391) (416) (421) (390) (415) (389) (377) -3.1% (1,228) (1,180) -3.9% Other gains (losses) and provisions (139) (144) (110) (147) (379) (212) (201) -5.0% (392) (792) +101.9% Profit before tax 519 385 593 581 739 940 1,013 +7.7% 1,497 2,692 +79.8% Consolidated profit 365 287 452 456 466 666 722 +8.5% 1,104 1,854 +67.9% Attributable profit 365 287 452 456 466 666 722 +8.4% 1,104 1,854 +68.0%

28 United Kingdom (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q3'23 / Q2'23 9M'22 9M'23 9M'23 / 9M'22 Net interest income 1,192 1,227 1,277 1,297 1,283 1,300 1,344 +3.4% 3,695 3,927 +6.3% Net fee income 92 110 93 95 83 84 97 +14.7% 295 264 -10.6% Gains (losses) on financial transactions and other 7 6 28 (4) 2 6 45 — 41 54 +32.6% Total revenue 1,291 1,342 1,397 1,388 1,368 1,391 1,486 +6.9% 4,031 4,245 +5.3% Operating expenses (672) (677) (660) (677) (674) (689) (684) -0.8% (2,008) (2,047) +1.9% Net operating income 620 666 738 710 694 702 803 +14.4% 2,023 2,198 +8.7% Net loan-loss provisions (51) (74) (109) (82) (59) (44) (126) +186.8% (234) (229) -2.2% Other gains (losses) and provisions (66) (99) (88) (264) (92) (73) (92) +26.6% (253) (257) +1.5% Profit before tax 503 492 540 365 542 585 585 -0.0% 1,535 1,712 +11.5% Consolidated profit 375 361 402 257 395 423 425 +0.5% 1,138 1,243 +9.2% Attributable profit 375 361 402 257 395 423 425 +0.5% 1,138 1,243 +9.2%

29 United Kingdom (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q3'23 / Q2'23 9M'22 9M'23 9M'23 / 9M'22 Net interest income 1,146 1,195 1,255 1,294 1,301 1,299 1,327 +2.2% 3,595 3,927 +9.3% Net fee income 89 107 92 95 84 84 96 +13.6% 287 264 -8.1% Gains (losses) on financial transactions and other 7 6 27 (4) 2 6 45 — 40 54 +36.3% Total revenue 1,241 1,307 1,373 1,385 1,388 1,389 1,468 +5.7% 3,921 4,245 +8.3% Operating expenses (645) (659) (649) (676) (684) (688) (675) -2.0% (1,953) (2,047) +4.8% Net operating income 595 648 724 709 704 701 794 +13.3% 1,968 2,198 +11.7% Net loan-loss provisions (49) (72) (107) (81) (60) (44) (125) +186.5% (228) (229) +0.6% Other gains (losses) and provisions (63) (96) (87) (260) (94) (72) (91) +25.5% (247) (257) +4.3% Profit before tax 483 480 531 367 550 584 577 -1.2% 1,493 1,712 +14.6% Consolidated profit 361 351 395 259 401 423 420 -0.6% 1,107 1,243 +12.3% Attributable profit 361 351 395 259 401 423 420 -0.6% 1,107 1,243 +12.3%

30 United Kingdom (GBP mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q3'23 / Q2'23 9M'22 9M'23 9M'23 / 9M'22 Net interest income 997 1,040 1,092 1,127 1,133 1,130 1,156 +2.2% 3,129 3,419 +9.3% Net fee income 77 93 80 82 73 73 83 +13.6% 250 230 -8.1% Gains (losses) on financial transactions and other 6 5 24 (4) 2 5 39 — 34 47 +36.3% Total revenue 1,080 1,138 1,195 1,206 1,208 1,209 1,278 +5.7% 3,413 3,695 +8.3% Operating expenses (562) (574) (565) (589) (595) (599) (587) -2.0% (1,700) (1,782) +4.8% Net operating income 518 564 631 617 613 610 691 +13.3% 1,713 1,913 +11.7% Net loan-loss provisions (43) (63) (93) (71) (52) (38) (109) +186.5% (198) (200) +0.6% Other gains (losses) and provisions (55) (84) (76) (226) (82) (63) (79) +25.5% (215) (224) +4.3% Profit before tax 420 418 462 320 479 509 503 -1.2% 1,300 1,490 +14.6% Consolidated profit 314 306 344 225 349 368 365 -0.6% 964 1,082 +12.3% Attributable profit 314 306 344 225 349 368 365 -0.6% 964 1,082 +12.3%

31 Portugal (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q3'23 / Q2'23 9M'22 9M'23 9M'23 / 9M'22 Net interest income 170 171 175 231 261 314 439 +40.0% 516 1,014 +96.6% Net fee income 122 123 121 118 124 111 117 +5.3% 366 352 -3.7% Gains (losses) on financial transactions and other 41 (13) 23 13 20 (6) 18 — 51 32 -37.0% Total revenue 333 281 320 362 405 419 575 +37.2% 933 1,398 +49.9% Operating expenses (125) (125) (125) (126) (132) (132) (137) +3.2% (376) (401) +6.7% Net operating income 207 155 194 237 273 286 438 +52.9% 557 997 +79.1% Net loan-loss provisions (8) (3) 2 (8) (14) (20) (25) +20.7% (9) (59) — Other gains (losses) and provisions 15 (40) 1 23 1 (42) (7) -84.0% (24) (48) +103.6% Profit before tax 215 112 196 252 261 223 406 +81.9% 524 890 +70.0% Consolidated profit 148 78 136 174 180 142 284 +99.9% 361 606 +67.5% Attributable profit 148 77 135 174 180 142 283 +100.0% 360 604 +67.6%

32 Poland (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q3'23 / Q2'23 9M'22 9M'23 9M'23 / 9M'22 Net interest income 407 486 530 552 586 623 662 +6.2% 1,424 1,871 +31.3% Net fee income 138 130 135 125 145 144 148 +2.7% 403 437 +8.3% Gains (losses) on financial transactions and other (35) (37) 24 18 (2) 13 25 +85.4% (48) 37 — Total revenue 511 579 690 695 729 780 835 +6.9% 1,780 2,344 +31.7% Operating expenses (166) (173) (171) (182) (197) (207) (217) +4.8% (510) (622) +22.0% Net operating income 345 406 519 512 531 573 617 +7.7% 1,270 1,722 +35.6% Net loan-loss provisions (64) (138) (88) (150) (151) (191) (132) -30.9% (290) (475) +63.9% Other gains (losses) and provisions (46) (60) (363) (85) (44) (61) (60) -1.8% (469) (166) -64.7% Profit before tax 236 208 68 277 336 321 425 +32.5% 512 1,082 +111.3% Consolidated profit 167 142 33 200 247 236 319 +35.0% 342 802 +134.6% Attributable profit 112 95 22 134 167 155 208 +34.3% 229 529 +130.8%

33 Poland (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q3'23 / Q2'23 9M'22 9M'23 9M'23 / 9M'22 Net interest income 411 493 548 568 602 618 651 +5.3% 1,452 1,871 +28.8% Net fee income 139 132 140 129 149 142 145 +1.9% 411 437 +6.2% Gains (losses) on financial transactions and other (35) (38) 24 18 (2) 14 25 +82.5% (49) 37 — Total revenue 515 588 712 715 749 774 821 +6.0% 1,815 2,344 +29.2% Operating expenses (167) (176) (177) (188) (203) (205) (213) +3.9% (520) (622) +19.7% Net operating income 348 412 535 527 546 569 607 +6.8% 1,295 1,722 +33.0% Net loan-loss provisions (64) (140) (91) (155) (156) (190) (129) -32.2% (295) (475) +60.8% Other gains (losses) and provisions (46) (61) (371) (88) (46) (61) (59) -3.0% (478) (166) -65.4% Profit before tax 238 211 73 285 345 318 419 +32.0% 522 1,082 +107.2% Consolidated profit 168 144 36 206 254 234 314 +34.6% 349 802 +130.1% Attributable profit 113 97 24 138 171 153 205 +33.9% 234 529 +126.4%

34 Poland (PLN mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q3'23 / Q2'23 9M'22 9M'23 9M'23 / 9M'22 Net interest income 1,881 2,261 2,510 2,602 2,759 2,830 2,980 +5.3% 6,652 8,569 +28.8% Net fee income 637 605 641 591 682 653 665 +1.9% 1,883 2,000 +6.2% Gains (losses) on financial transactions and other (160) (172) 109 82 (9) 62 114 +82.5% (222) 168 — Total revenue 2,359 2,693 3,260 3,275 3,432 3,545 3,760 +6.0% 8,312 10,737 +29.2% Operating expenses (766) (805) (810) (861) (930) (941) (978) +3.9% (2,380) (2,848) +19.7% Net operating income 1,593 1,889 2,451 2,415 2,502 2,604 2,782 +6.8% 5,932 7,888 +33.0% Net loan-loss provisions (294) (641) (417) (708) (713) (871) (591) -32.2% (1,352) (2,174) +60.8% Other gains (losses) and provisions (211) (279) (1,698) (403) (208) (279) (271) -3.0% (2,188) (758) -65.4% Profit before tax 1,088 968 335 1,304 1,581 1,454 1,920 +32.0% 2,392 4,956 +107.2% Consolidated profit 771 662 164 942 1,165 1,070 1,440 +34.6% 1,597 3,675 +130.1% Attributable profit 518 442 110 632 785 700 938 +33.9% 1,070 2,423 +126.4%

35 Other Europe (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q3'23 / Q2'23 9M'22 9M'23 9M'23 / 9M'22 Net interest income 72 80 77 83 7 30 36 +19.8% 229 73 -68.2% Net fee income 56 69 79 68 65 75 87 +16.0% 205 228 +11.1% Gains (losses) on financial transactions and other 21 9 7 (13) 50 32 68 +112.0% 37 150 +301.9% Total revenue 149 158 164 138 122 137 191 +39.3% 471 450 -4.5% Operating expenses (125) (158) (179) (185) (150) (161) (166) +2.8% (462) (476) +3.1% Net operating income 24 1 (15) (47) (28) (24) 26 — 10 (26) — Net loan-loss provisions (1) (1) 3 (7) (3) (2) (3) +18.2% 1 (8) — Other gains (losses) and provisions (1) 1 (2) (15) (1) (1) (1) -11.3% (3) (3) +20.5% Profit before tax 22 1 (15) (70) (32) (27) 22 — 8 (37) — Consolidated profit 17 (0) (11) (49) (20) (38) 4 — 6 (55) — Attributable profit 17 1 (13) (48) (19) (38) 3 — 5 (54) —

36 Other Europe (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q3'23 / Q2'23 9M'22 9M'23 9M'23 / 9M'22 Net interest income 73 79 74 80 6 30 36 +19.5% 226 73 -67.9% Net fee income 57 69 77 66 65 75 87 +16.0% 203 228 +12.1% Gains (losses) on financial transactions and other 21 9 6 (14) 50 32 68 +111.4% 37 150 +309.4% Total revenue 152 157 157 132 121 138 192 +39.1% 466 450 -3.4% Operating expenses (127) (157) (175) (181) (149) (161) (166) +2.8% (459) (476) +3.9% Net operating income 25 (0) (18) (49) (28) (24) 26 — 8 (26) — Net loan-loss provisions (1) (1) 3 (7) (3) (2) (3) +18.9% 1 (8) — Other gains (losses) and provisions (1) 1 (2) (15) (1) (1) (1) -11.4% (3) (3) +20.4% Profit before tax 23 0 (17) (71) (33) (27) 22 — 7 (37) — Consolidated profit 18 (1) (13) (50) (21) (38) 4 — 4 (55) — Attributable profit 18 0 (14) (49) (19) (38) 3 — 4 (54) —

37 North America (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q3'23 / Q2'23 9M'22 9M'23 9M'23 / 9M'22 Net interest income 2,131 2,352 2,619 2,603 2,448 2,483 2,602 +4.8% 7,102 7,533 +6.1% Net fee income 443 494 513 508 521 555 560 +0.9% 1,450 1,637 +12.9% Gains (losses) on financial transactions and other 220 140 108 184 172 237 228 -3.7% 469 637 +36.0% Total revenue 2,795 2,986 3,240 3,295 3,141 3,276 3,391 +3.5% 9,021 9,807 +8.7% Operating expenses (1,260) (1,432) (1,546) (1,632) (1,500) (1,560) (1,648) +5.6% (4,239) (4,707) +11.1% Net operating income 1,535 1,554 1,694 1,663 1,641 1,716 1,743 +1.6% 4,782 5,100 +6.6% Net loan-loss provisions (439) (524) (703) (872) (808) (722) (1,077) +49.2% (1,666) (2,608) +56.6% Other gains (losses) and provisions (46) (19) (46) (7) (19) (69) (37) -46.7% (111) (124) +11.8% Profit before tax 1,050 1,011 945 784 815 925 629 -32.0% 3,005 2,368 -21.2% Consolidated profit 815 782 706 619 640 719 555 -22.8% 2,302 1,915 -16.8% Attributable profit 806 772 693 607 627 719 554 -22.9% 2,271 1,900 -16.4%

38 North America (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q3'23 / Q2'23 9M'22 9M'23 9M'23 / 9M'22 Net interest income 2,328 2,422 2,563 2,560 2,474 2,490 2,570 +3.2% 7,313 7,533 +3.0% Net fee income 498 522 516 511 532 556 548 -1.4% 1,536 1,637 +6.6% Gains (losses) on financial transactions and other 226 133 91 175 170 240 228 -4.9% 449 637 +41.8% Total revenue 3,051 3,076 3,170 3,246 3,176 3,286 3,346 +1.8% 9,298 9,807 +5.5% Operating expenses (1,373) (1,474) (1,512) (1,609) (1,513) (1,565) (1,629) +4.1% (4,359) (4,707) +8.0% Net operating income 1,678 1,603 1,658 1,637 1,663 1,721 1,716 -0.3% 4,939 5,100 +3.3% Net loan-loss provisions (484) (539) (686) (855) (813) (725) (1,069) +47.4% (1,709) (2,608) +52.6% Other gains (losses) and provisions (52) (22) (48) (5) (19) (69) (36) -47.1% (122) (124) +2.3% Profit before tax 1,143 1,042 924 778 831 926 610 -34.1% 3,108 2,368 -23.8% Consolidated profit 886 805 688 612 652 721 542 -24.8% 2,379 1,915 -19.5% Attributable profit 876 794 675 600 638 720 541 -25.0% 2,344 1,900 -19.0%

39 United States (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q3'23 / Q2'23 9M'22 9M'23 9M'23 / 9M'22 Net interest income 1,378 1,499 1,669 1,594 1,465 1,436 1,414 -1.5% 4,546 4,314 -5.1% Net fee income 197 198 194 183 190 200 189 -5.4% 588 579 -1.5% Gains (losses) on financial transactions and other 236 157 139 180 173 161 215 +34.0% 533 549 +3.0% Total revenue 1,811 1,854 2,001 1,957 1,827 1,797 1,818 +1.2% 5,667 5,442 -4.0% Operating expenses (798) (883) (953) (964) (912) (887) (915) +3.2% (2,635) (2,714) +3.0% Net operating income 1,013 970 1,048 993 915 910 903 -0.8% 3,032 2,728 -10.0% Net loan-loss provisions (256) (338) (513) (637) (567) (438) (764) +74.5% (1,107) (1,769) +59.8% Other gains (losses) and provisions (19) 7 (5) (3) (2) (55) (21) -62.1% (17) (78) +356.2% Profit before tax 738 640 530 354 346 417 119 -71.6% 1,908 881 -53.8% Consolidated profit 583 507 399 294 300 367 198 -46.0% 1,489 865 -41.9% Attributable profit 583 507 399 294 300 367 198 -46.0% 1,489 865 -41.9%

40 United States (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q3'23 / Q2'23 9M'22 9M'23 9M'23 / 9M'22 Net interest income 1,428 1,474 1,555 1,503 1,451 1,443 1,420 -1.5% 4,457 4,314 -3.2% Net fee income 204 194 179 172 188 201 190 -5.4% 576 579 +0.5% Gains (losses) on financial transactions and other 245 152 125 169 171 161 216 +33.8% 522 549 +5.0% Total revenue 1,876 1,821 1,858 1,844 1,810 1,805 1,827 +1.2% 5,556 5,442 -2.0% Operating expenses (827) (869) (887) (910) (904) (891) (919) +3.2% (2,583) (2,714) +5.1% Net operating income 1,050 951 971 934 906 914 907 -0.8% 2,973 2,728 -8.2% Net loan-loss provisions (265) (334) (486) (607) (562) (441) (766) +73.8% (1,085) (1,769) +63.0% Other gains (losses) and provisions (20) 8 (5) (2) (2) (55) (21) -61.7% (17) (78) +365.4% Profit before tax 765 625 481 325 342 418 120 -71.2% 1,871 881 -52.9% Consolidated profit 604 495 361 271 297 368 200 -45.8% 1,460 865 -40.8% Attributable profit 604 495 361 271 297 368 200 -45.8% 1,460 865 -40.8%

41 United States (USD mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q3'23 / Q2'23 9M'22 9M'23 9M'23 / 9M'22 Net interest income 1,546 1,597 1,684 1,627 1,572 1,562 1,538 -1.5% 4,826 4,672 -3.2% Net fee income 221 210 193 186 203 218 206 -5.4% 624 627 +0.5% Gains (losses) on financial transactions and other 265 165 135 183 185 175 234 +33.8% 566 594 +5.0% Total revenue 2,032 1,972 2,012 1,997 1,960 1,955 1,978 +1.2% 6,016 5,894 -2.0% Operating expenses (895) (942) (960) (985) (979) (965) (996) +3.2% (2,797) (2,939) +5.1% Net operating income 1,137 1,030 1,052 1,012 981 990 983 -0.8% 3,219 2,954 -8.2% Net loan-loss provisions (287) (362) (527) (658) (609) (477) (829) +73.8% (1,175) (1,915) +63.0% Other gains (losses) and provisions (22) 9 (5) (2) (2) (60) (23) -61.7% (18) (85) +365.4% Profit before tax 828 677 520 351 371 453 130 -71.2% 2,026 954 -52.9% Consolidated profit 654 536 390 294 322 399 216 -45.8% 1,581 937 -40.8% Attributable profit 654 536 390 294 322 399 216 -45.8% 1,581 937 -40.8%

42 Mexico (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q3'23 / Q2'23 9M'22 9M'23 9M'23 / 9M'22 Net interest income 753 853 950 1,009 983 1,045 1,186 +13.5% 2,556 3,213 +25.7% Net fee income 245 283 303 309 320 344 356 +3.4% 831 1,019 +22.6% Gains (losses) on financial transactions and other (17) (22) (37) (7) (2) 74 13 -82.0% (75) 86 — Total revenue 982 1,115 1,216 1,311 1,300 1,463 1,555 +6.3% 3,312 4,318 +30.4% Operating expenses (432) (498) (537) (609) (540) (623) (681) +9.4% (1,467) (1,845) +25.7% Net operating income 549 617 679 702 760 840 874 +4.0% 1,845 2,473 +34.1% Net loan-loss provisions (183) (184) (188) (233) (239) (284) (312) +9.8% (555) (834) +50.2% Other gains (losses) and provisions (26) (26) (38) (3) (17) (13) (16) +21.1% (91) (45) -50.5% Profit before tax 340 407 452 466 504 543 546 +0.6% 1,198 1,594 +33.0% Consolidated profit 257 308 340 352 373 402 404 +0.4% 906 1,179 +30.2% Attributable profit 249 297 328 339 359 401 403 +0.5% 874 1,163 +33.1%

43 Mexico (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q3'23 / Q2'23 9M'22 9M'23 9M'23 / 9M'22 Net interest income 900 948 1,009 1,058 1,022 1,045 1,147 +9.8% 2,856 3,213 +12.5% Net fee income 293 315 321 323 332 344 343 -0.3% 928 1,019 +9.8% Gains (losses) on financial transactions and other (20) (24) (40) (6) (2) 76 12 -84.2% (84) 86 — Total revenue 1,173 1,238 1,289 1,374 1,352 1,464 1,502 +2.6% 3,700 4,318 +16.7% Operating expenses (516) (553) (570) (640) (562) (624) (659) +5.6% (1,639) (1,845) +12.6% Net operating income 656 685 719 734 790 841 843 +0.3% 2,061 2,473 +20.0% Net loan-loss provisions (219) (204) (198) (245) (249) (284) (301) +6.1% (621) (834) +34.5% Other gains (losses) and provisions (31) (29) (41) (1) (17) (13) (15) +17.6% (102) (45) -55.7% Profit before tax 406 453 480 489 524 544 526 -3.2% 1,339 1,594 +19.1% Consolidated profit 308 342 362 369 388 402 389 -3.3% 1,012 1,179 +16.6% Attributable profit 297 330 348 355 373 401 388 -3.3% 976 1,163 +19.1%

44 Mexico (MXN mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q3'23 / Q2'23 9M'22 9M'23 9M'23 / 9M'22 Net interest income 17,319 18,241 19,417 20,360 19,669 20,110 22,081 +9.8% 54,978 61,860 +12.5% Net fee income 5,641 6,061 6,170 6,210 6,400 6,619 6,599 -0.3% 17,873 19,618 +9.8% Gains (losses) on financial transactions and other (384) (466) (771) (116) (39) 1,462 231 -84.2% (1,621) 1,654 — Total revenue 22,576 23,836 24,817 26,453 26,030 28,192 28,911 +2.6% 71,230 83,132 +16.7% Operating expenses (9,939) (10,646) (10,967) (12,313) (10,819) (12,009) (12,687) +5.6% (31,552) (35,515) +12.6% Net operating income 12,638 13,190 13,850 14,140 15,211 16,182 16,224 +0.3% 39,678 47,617 +20.0% Net loan-loss provisions (4,212) (3,919) (3,815) (4,709) (4,786) (5,472) (5,804) +6.1% (11,946) (16,061) +34.5% Other gains (losses) and provisions (606) (559) (793) (23) (332) (246) (290) +17.6% (1,958) (868) -55.7% Profit before tax 7,820 8,712 9,242 9,408 10,093 10,464 10,131 -3.2% 25,774 30,688 +19.1% Consolidated profit 5,921 6,591 6,962 7,098 7,465 7,747 7,488 -3.3% 19,474 22,699 +16.6% Attributable profit 5,724 6,362 6,709 6,841 7,184 7,729 7,475 -3.3% 18,794 22,388 +19.1%

45 Other North America (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q3'23 / Q2'23 9M'22 9M'23 9M'23 / 9M'22 Net interest income 0 (0) (0) 0 0 3 2 -23.5% 0 5 — Net fee income 1 13 17 16 12 11 15 +35.1% 31 38 +24.2% Gains (losses) on financial transactions and other 1 4 6 11 1 2 (0) — 11 3 -74.2% Total revenue 2 17 23 28 14 16 17 +5.4% 42 47 +10.6% Operating expenses (30) (51) (56) (59) (47) (50) (51) +1.0% (137) (148) +8.3% Net operating income (28) (34) (33) (32) (33) (34) (34) -1.1% (95) (102) +7.2% Net loan-loss provisions 0 (1) (2) (3) (2) (1) (2) +256.4% (3) (4) +37.5% Other gains (losses) and provisions (0) (0) (2) (2) (0) (1) (0) -78.9% (3) (1) -72.5% Profit before tax (28) (36) (37) (36) (35) (36) (36) +1.7% (101) (107) +5.9% Consolidated profit (26) (33) (34) (27) (33) (50) (47) -6.7% (93) (129) +39.5% Attributable profit (26) (32) (34) (27) (32) (49) (47) -4.5% (92) (128) +39.2%

46 Other North America (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q3'23 / Q2'23 9M'22 9M'23 9M'23 / 9M'22 Net interest income 0 (0) (0) 0 0 3 2 -23.5% 0 5 — Net fee income 1 13 17 16 12 11 15 +35.1% 31 38 +24.2% Gains (losses) on financial transactions and other 1 4 6 11 1 2 (0) — 11 3 -74.2% Total revenue 2 17 23 28 14 16 17 +5.4% 42 47 +10.6% Operating expenses (30) (51) (56) (59) (47) (50) (51) +1.0% (137) (148) +8.3% Net operating income (28) (34) (33) (32) (33) (34) (34) -1.1% (95) (102) +7.3% Net loan-loss provisions 0 (1) (2) (3) (2) (1) (2) +256.4% (3) (4) +37.5% Other gains (losses) and provisions (0) (0) (2) (2) (0) (1) (0) -78.9% (3) (1) -72.4% Profit before tax (28) (36) (37) (36) (35) (36) (36) +1.7% (101) (107) +5.9% Consolidated profit (26) (33) (34) (27) (33) (50) (47) -6.6% (93) (129) +39.5% Attributable profit (26) (32) (34) (27) (32) (49) (47) -4.4% (92) (128) +39.2%

47 South America (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q3'23 / Q2'23 9M'22 9M'23 9M'23 / 9M'22 Net interest income 3,037 3,390 3,411 3,141 3,163 3,314 3,356 +1.3% 9,838 9,833 -0.0% Net fee income 1,013 1,162 1,174 1,165 1,166 1,229 1,264 +2.9% 3,350 3,659 +9.2% Gains (losses) on financial transactions and other 145 185 95 106 75 91 (17) — 425 149 -65.0% Total revenue 4,195 4,738 4,680 4,412 4,404 4,634 4,604 -0.6% 13,613 13,641 +0.2% Operating expenses (1,484) (1,669) (1,782) (1,740) (1,723) (1,810) (1,798) -0.7% (4,935) (5,332) +8.0% Net operating income 2,711 3,069 2,898 2,672 2,680 2,823 2,806 -0.6% 8,677 8,310 -4.2% Net loan-loss provisions (999) (1,335) (1,300) (1,408) (1,232) (1,309) (1,301) -0.6% (3,633) (3,841) +5.7% Other gains (losses) and provisions (151) (130) (107) (156) (201) (386) (214) -44.5% (389) (802) +106.2% Profit before tax 1,561 1,604 1,491 1,108 1,247 1,128 1,291 +14.4% 4,656 3,667 -21.2% Consolidated profit 1,052 1,215 1,082 865 898 800 956 +19.5% 3,349 2,653 -20.8% Attributable profit 900 1,046 938 774 790 668 871 +30.3% 2,884 2,329 -19.2%

48 South America (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q3'23 / Q2'23 9M'22 9M'23 9M'23 / 9M'22 Net interest income 3,026 3,043 3,017 3,086 3,010 3,223 3,600 +11.7% 9,085 9,833 +8.2% Net fee income 996 1,047 1,054 1,169 1,134 1,205 1,320 +9.5% 3,098 3,659 +18.1% Gains (losses) on financial transactions and other 195 257 210 113 143 119 (113) — 662 149 -77.5% Total revenue 4,217 4,346 4,282 4,367 4,286 4,547 4,808 +5.7% 12,845 13,641 +6.2% Operating expenses (1,424) (1,473) (1,578) (1,750) (1,654) (1,768) (1,910) +8.0% (4,475) (5,332) +19.1% Net operating income 2,793 2,873 2,703 2,617 2,633 2,779 2,898 +4.3% 8,370 8,310 -0.7% Net loan-loss provisions (1,043) (1,289) (1,257) (1,402) (1,242) (1,295) (1,304) +0.7% (3,589) (3,841) +7.0% Other gains (losses) and provisions (135) (82) (59) (136) (194) (373) (234) -37.4% (276) (802) +189.9% Profit before tax 1,615 1,503 1,387 1,079 1,196 1,111 1,360 +22.4% 4,505 3,667 -18.6% Consolidated profit 1,078 1,139 1,021 850 855 783 1,015 +29.7% 3,238 2,653 -18.1% Attributable profit 918 972 877 757 747 653 929 +42.3% 2,766 2,329 -15.8%

49 Brazil (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q3'23 / Q2'23 9M'22 9M'23 9M'23 / 9M'22 Net interest income 2,143 2,279 2,251 2,229 2,105 2,180 2,327 +6.7% 6,672 6,612 -0.9% Net fee income 743 857 812 884 817 858 902 +5.1% 2,412 2,577 +6.8% Gains (losses) on financial transactions and other 133 238 215 127 135 185 107 -42.4% 587 427 -27.1% Total revenue 3,019 3,374 3,278 3,240 3,057 3,224 3,336 +3.5% 9,671 9,616 -0.6% Operating expenses (930) (1,022) (1,058) (1,171) (1,080) (1,127) (1,138) +1.0% (3,009) (3,345) +11.2% Net operating income 2,089 2,352 2,220 2,069 1,977 2,096 2,197 +4.8% 6,661 6,271 -5.9% Net loan-loss provisions (852) (1,163) (1,150) (1,252) (1,034) (1,129) (1,121) -0.8% (3,165) (3,284) +3.7% Other gains (losses) and provisions (114) (43) (23) (79) (178) (323) (223) -30.8% (180) (724) +302.5% Profit before tax 1,123 1,146 1,047 738 765 645 854 +32.5% 3,316 2,264 -31.7% Consolidated profit 700 819 738 565 517 413 663 +60.5% 2,257 1,592 -29.5% Attributable profit 627 737 662 517 469 354 603 +70.5% 2,027 1,426 -29.6%

50 Brazil (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q3'23 / Q2'23 9M'22 9M'23 9M'23 / 9M'22 Net interest income 2,311 2,198 2,188 2,205 2,164 2,167 2,281 +5.3% 6,697 6,612 -1.3% Net fee income 801 830 789 876 840 853 884 +3.6% 2,420 2,577 +6.5% Gains (losses) on financial transactions and other 144 235 210 125 139 185 103 -44.1% 589 427 -27.4% Total revenue 3,256 3,263 3,187 3,206 3,143 3,205 3,268 +2.0% 9,706 9,616 -0.9% Operating expenses (1,003) (987) (1,030) (1,160) (1,110) (1,121) (1,115) -0.5% (3,020) (3,345) +10.8% Net operating income 2,254 2,276 2,156 2,045 2,032 2,085 2,154 +3.3% 6,685 6,271 -6.2% Net loan-loss provisions (919) (1,136) (1,122) (1,240) (1,063) (1,123) (1,097) -2.3% (3,177) (3,284) +3.4% Other gains (losses) and provisions (123) (37) (20) (78) (183) (323) (218) -32.6% (180) (724) +301.1% Profit before tax 1,212 1,103 1,014 727 787 638 839 +31.4% 3,328 2,264 -32.0% Consolidated profit 755 794 717 557 531 408 653 +59.9% 2,265 1,592 -29.7% Attributable profit 677 715 643 510 482 350 595 +70.1% 2,034 1,426 -29.9%

51 Brazil (BRL mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q3'23 / Q2'23 9M'22 9M'23 9M'23 / 9M'22 Net interest income 12,527 11,912 11,859 11,953 11,731 11,745 12,364 +5.3% 36,297 35,840 -1.3% Net fee income 4,342 4,501 4,275 4,746 4,550 4,625 4,791 +3.6% 13,118 13,966 +6.5% Gains (losses) on financial transactions and other 780 1,272 1,139 677 752 1,004 561 -44.1% 3,191 2,317 -27.4% Total revenue 17,650 17,685 17,272 17,376 17,034 17,373 17,716 +2.0% 52,607 52,123 -0.9% Operating expenses (5,435) (5,350) (5,585) (6,289) (6,018) (6,074) (6,041) -0.5% (16,370) (18,133) +10.8% Net operating income 12,215 12,335 11,687 11,086 11,017 11,299 11,675 +3.3% 36,237 33,991 -6.2% Net loan-loss provisions (4,980) (6,157) (6,082) (6,723) (5,760) (6,089) (5,948) -2.3% (17,219) (17,798) +3.4% Other gains (losses) and provisions (666) (201) (111) (425) (992) (1,751) (1,181) -32.6% (978) (3,923) +301.1% Profit before tax 6,569 5,976 5,495 3,939 4,264 3,459 4,546 +31.4% 18,040 12,269 -32.0% Consolidated profit 4,094 4,301 3,884 3,020 2,878 2,213 3,538 +59.9% 12,280 8,629 -29.7% Attributable profit 3,668 3,876 3,483 2,764 2,614 1,894 3,223 +70.1% 11,027 7,731 -29.9%

52 Chile (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q3'23 / Q2'23 9M'22 9M'23 9M'23 / 9M'22 Net interest income 483 554 402 332 371 356 241 -32.5% 1,440 968 -32.8% Net fee income 112 110 120 127 153 163 133 -18.5% 341 449 +31.7% Gains (losses) on financial transactions and other 55 43 55 56 82 103 91 -11.4% 153 276 +80.4% Total revenue 650 707 577 515 606 623 465 -25.3% 1,934 1,694 -12.4% Operating expenses (234) (255) (248) (244) (254) (266) (251) -5.9% (737) (771) +4.6% Net operating income 416 452 329 271 352 356 214 -39.9% 1,197 922 -22.9% Net loan-loss provisions (95) (110) (85) (108) (117) (86) (84) -2.7% (290) (287) -1.1% Other gains (losses) and provisions 1 (19) (0) 9 10 16 9 -40.4% (17) 35 — Profit before tax 322 323 244 172 245 286 140 -51.1% 889 671 -24.6% Consolidated profit 267 292 227 169 212 252 111 -56.1% 787 575 -26.9% Attributable profit 188 204 160 126 150 180 87 -51.8% 551 417 -24.4%

53 Chile (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q3'23 / Q2'23 9M'22 9M'23 9M'23 / 9M'22 Net interest income 492 561 423 350 363 349 255 -26.9% 1,477 968 -34.5% Net fee income 114 111 125 133 150 160 140 -12.8% 350 449 +28.4% Gains (losses) on financial transactions and other 56 43 58 58 80 101 95 -5.9% 157 276 +75.9% Total revenue 662 715 606 541 593 610 490 -19.7% 1,984 1,694 -14.6% Operating expenses (239) (258) (260) (255) (249) (261) (261) +0.1% (756) (771) +2.0% Net operating income 424 457 347 286 344 349 229 -34.6% 1,228 922 -24.9% Net loan-loss provisions (97) (112) (90) (113) (115) (84) (88) +4.2% (298) (287) -3.6% Other gains (losses) and provisions 1 (19) (0) 10 10 16 10 -35.8% (18) 35 — Profit before tax 329 327 257 182 239 281 151 -46.3% 912 671 -26.5% Consolidated profit 273 296 239 179 207 247 120 -51.4% 807 575 -28.8% Attributable profit 191 206 168 133 147 176 93 -47.0% 566 417 -26.3%

Chile (CLP mn)

Underlying income statement	Q1'22	Q2'22	Q3'22	Q4'22	Q1'23	Q2'23	Q3'23	Change Q3'23 / Q2'23	9M'22	9M'23	Change 9M'23 / 9M'22
Net interest income	437,644	498,964	376,457	311,342	322,790	310,631	227,113	-26.9%	1,313,065	860,533	-34.5%
Net fee income	101,410	98,614	111,094	117,979	133,249	142,289	124,044	-12.8%	311,118	399,582	+28.4%
Gains (losses) on financial transactions and other	49,773	38,455	51,362	51,664	71,478	89,691	84,396	-5.9%	139,590	245,565	+75.9%
Total revenue	**588,826**	**636,034**	**538,913**	**480,985**	**527,517**	**542,610**	**435,553**	**-19.7%**	**1,763,773**	**1,505,680**	**-14.6%**
Operating expenses	(212,156)	(229,397)	(230,813)	(226,805)	(221,276)	(232,073)	(232,331)	+0.1%	(672,366)	(685,681)	+2.0%
Net operating income	**376,671**	**406,636**	**308,100**	**254,180**	**306,241**	**310,537**	**203,221**	**-34.6%**	**1,091,406**	**819,999**	**-24.9%**
Net loan-loss provisions	(85,876)	(99,311)	(79,579)	(100,650)	(102,184)	(74,922)	(78,072)	+4.2%	(264,766)	(255,178)	-3.6%
Other gains (losses) and provisions	1,288	(16,704)	(254)	8,572	8,714	13,820	8,873	-35.8%	(15,670)	31,407	—
Profit before tax	**292,083**	**290,621**	**228,267**	**162,103**	**212,771**	**249,435**	**134,022**	**-46.3%**	**810,971**	**596,228**	**-26.5%**
Consolidated profit	**242,277**	**262,963**	**212,199**	**159,001**	**184,239**	**220,033**	**106,903**	**-51.4%**	**717,440**	**511,174**	**-28.8%**
Attributable profit	**169,969**	**183,357**	**149,468**	**118,008**	**130,735**	**156,673**	**83,065**	**-47.0%**	**502,793**	**370,473**	**-26.3%**

Santander

54

55 Argentina (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q3'23 / Q2'23 9M'22 9M'23 9M'23 / 9M'22 Net interest income 300 432 616 431 532 606 629 +3.8% 1,347 1,767 +31.1% Net fee income 121 143 182 97 137 145 164 +13.2% 445 446 +0.2% Gains (losses) on financial transactions and other (57) (117) (205) (108) (168) (223) (251) +12.5% (379) (641) +69.0% Total revenue 364 458 592 420 501 528 543 +2.7% 1,413 1,572 +11.2% Operating expenses (217) (260) (333) (178) (250) (272) (260) -4.5% (809) (781) -3.5% Net operating income 147 198 259 242 251 256 283 +10.4% 604 791 +30.9% Net loan-loss provisions (39) (33) (34) (26) (43) (54) (47) -13.1% (106) (143) +35.2% Other gains (losses) and provisions (38) (67) (81) (84) (30) (74) (1) -99.3% (186) (104) -44.0% Profit before tax 71 97 144 132 179 129 236 +82.8% 312 543 +74.2% Consolidated profit 60 86 88 91 140 113 155 +36.6% 234 407 +74.0% Attributable profit 59 86 88 91 139 113 154 +36.5% 234 406 +73.9%

56 Argentina (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q3'23 / Q2'23 9M'22 9M'23 9M'23 / 9M'22 Net interest income 100 159 267 382 326 534 907 +69.8% 526 1,767 +236.0% Net fee income 40 53 81 103 84 129 233 +80.3% 174 446 +156.6% Gains (losses) on financial transactions and other (19) (43) (87) (101) (103) (192) (346) +79.8% (148) (641) +333.1% Total revenue 121 169 261 385 307 471 794 +68.5% 552 1,572 +185.0% Operating expenses (72) (96) (147) (188) (153) (241) (387) +60.4% (316) (781) +147.3% Net operating income 49 73 114 196 154 230 407 +77.1% 236 791 +235.5% Net loan-loss provisions (13) (12) (16) (26) (26) (47) (70) +50.3% (41) (143) +246.4% Other gains (losses) and provisions (13) (25) (36) (65) (18) (60) (26) -57.0% (73) (104) +43.4% Profit before tax 23 36 62 105 109 123 311 +152.5% 122 543 +346.3% Consolidated profit 20 32 40 75 86 106 216 +104.9% 91 407 +345.8% Attributable profit 20 32 40 74 85 105 216 +104.8% 91 406 +345.6%

Argentina (ARS mn)

Underlying income statement	Q1'22	Q2'22	Q3'22	Q4'22	Q1'23	Q2'23	Q3'23	Change Q3'23 / Q2'23	9M'22	9M'23	Change 9M'23 / 9M'22
Net interest income	36,978	58,765	99,007	141,515	120,749	197,821	335,842	+69.8%	194,750	654,412	+236.0%
Net fee income	14,875	19,625	29,856	38,139	31,111	47,835	86,223	+80.3%	64,356	165,169	+156.6%
Gains (losses) on financial transactions and other	(6,999)	(15,773)	(32,048)	(37,240)	(38,103)	(71,228)	(128,081)	+79.8%	(54,821)	(237,413)	+333.1%
Total revenue	**44,854**	**62,616**	**96,815**	**142,414**	**113,757**	**174,428**	**293,983**	**+68.5%**	**204,285**	**582,168**	**+185.0%**
Operating expenses	(26,714)	(35,664)	(54,603)	(69,729)	(56,701)	(89,315)	(143,275)	+60.4%	(116,980)	(289,291)	+147.3%
Net operating income	**18,140**	**26,952**	**42,213**	**72,685**	**57,056**	**85,113**	**150,709**	**+77.1%**	**87,305**	**292,877**	**+235.5%**
Net loan-loss provisions	(4,791)	(4,601)	(5,922)	(9,665)	(9,694)	(17,326)	(26,039)	+50.3%	(15,315)	(53,058)	+246.4%
Other gains (losses) and provisions	(4,654)	(9,093)	(13,151)	(24,241)	(6,806)	(22,205)	(9,553)	-57.0%	(26,898)	(38,565)	+43.4%
Profit before tax	**8,695**	**13,258**	**23,139**	**38,779**	**40,555**	**45,582**	**115,117**	**+152.5%**	**45,092**	**201,254**	**+346.3%**
Consolidated profit	**7,352**	**11,724**	**14,774**	**27,675**	**31,692**	**39,094**	**80,117**	**+104.9%**	**33,850**	**150,902**	**+345.8%**
Attributable profit	**7,326**	**11,698**	**14,743**	**27,588**	**31,627**	**38,982**	**79,848**	**+104.8%**	**33,767**	**150,457**	**+345.6%**

Santander

57

58 Other South America (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q3'23 / Q2'23 9M'22 9M'23 9M'23 / 9M'22 Net interest income 111 125 142 150 154 172 160 -7.1% 378 486 +28.7% Net fee income 38 52 62 58 59 62 65 +4.7% 152 187 +23.0% Gains (losses) on financial transactions and other 13 22 29 31 26 25 36 +43.1% 65 86 +33.3% Total revenue 162 199 233 238 239 259 261 +0.5% 594 759 +27.7% Operating expenses (104) (132) (144) (147) (139) (145) (149) +3.0% (379) (434) +14.4% Net operating income 59 67 89 91 100 114 111 -2.6% 215 326 +51.4% Net loan-loss provisions (13) (28) (30) (22) (38) (40) (50) +24.0% (71) (128) +78.8% Other gains (losses) and provisions (1) (1) (3) (2) (3) (6) (0) -95.7% (6) (9) +61.0% Profit before tax 45 37 56 66 59 68 62 -10.0% 138 189 +36.8% Consolidated profit 25 18 28 40 30 21 28 +28.9% 71 79 +10.9% Attributable profit 25 19 28 40 31 22 27 +23.1% 72 80 +11.4%

59 Other South America (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q3'23 / Q2'23 9M'22 9M'23 9M'23 / 9M'22 Net interest income 122 125 139 148 156 173 157 -9.2% 386 486 +26.0% Net fee income 41 53 60 58 60 63 64 +1.9% 154 187 +21.5% Gains (losses) on financial transactions and other 14 21 29 30 27 25 35 +39.3% 64 86 +34.1% Total revenue 177 199 228 236 243 261 256 -1.9% 604 759 +25.7% Operating expenses (110) (131) (141) (146) (141) (145) (147) +1.1% (383) (434) +13.4% Net operating income 67 68 87 89 102 115 109 -5.7% 221 326 +47.0% Net loan-loss provisions (15) (29) (29) (22) (38) (40) (49) +21.0% (73) (128) +74.9% Other gains (losses) and provisions (1) (1) (3) (2) (3) (6) (0) -96.5% (6) (9) +56.3% Profit before tax 51 37 54 66 60 69 60 -13.4% 143 189 +32.4% Consolidated profit 30 18 26 39 31 22 26 +20.9% 74 79 +6.0% Attributable profit 30 19 26 40 32 22 26 +15.4% 75 80 +6.6%

60 Digital Consumer Bank (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q3'23 / Q2'23 9M'22 9M'23 9M'23 / 9M'22 Net interest income 1,020 1,012 1,000 990 1,029 1,011 1,069 +5.7% 3,032 3,110 +2.6% Net fee income 206 219 204 215 191 203 210 +3.5% 629 604 -3.9% Gains (losses) on financial transactions and other 86 30 111 177 123 101 132 +30.9% 227 356 +56.6% Total revenue 1,312 1,261 1,315 1,382 1,343 1,315 1,411 +7.3% 3,887 4,069 +4.7% Operating expenses (645) (603) (605) (609) (659) (655) (652) -0.4% (1,853) (1,967) +6.1% Net operating income 667 658 709 773 684 660 759 +14.9% 2,034 2,103 +3.4% Net loan-loss provisions (148) (139) (142) (115) (193) (222) (225) +1.3% (429) (640) +49.2% Other gains (losses) and provisions (17) (11) 4 (3) (43) 43 (25) — (24) (25) +6.2% Profit before tax 502 508 572 655 447 481 509 +6.0% 1,581 1,437 -9.1% Consolidated profit 391 385 426 485 337 364 376 +3.1% 1,203 1,077 -10.5% Attributable profit 282 290 336 400 244 277 302 +8.8% 908 823 -9.4%

61 Digital Consumer Bank (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q3'23 / Q2'23 9M'22 9M'23 9M'23 / 9M'22 Net interest income 998 993 983 980 1,028 1,014 1,068 +5.3% 2,973 3,110 +4.6% Net fee income 205 218 203 214 191 203 210 +3.4% 626 604 -3.5% Gains (losses) on financial transactions and other 85 31 111 176 123 101 132 +30.5% 227 356 +56.9% Total revenue 1,288 1,242 1,297 1,370 1,342 1,318 1,410 +7.0% 3,826 4,069 +6.4% Operating expenses (633) (592) (595) (607) (658) (656) (652) -0.7% (1,820) (1,967) +8.1% Net operating income 655 650 702 764 683 662 758 +14.5% 2,006 2,103 +4.8% Net loan-loss provisions (143) (137) (139) (116) (193) (223) (225) +0.7% (420) (640) +52.6% Other gains (losses) and provisions (16) (11) 3 (3) (44) 43 (24) — (24) (25) +5.5% Profit before tax 495 501 566 645 447 481 509 +5.7% 1,562 1,437 -8.0% Consolidated profit 386 380 421 477 336 365 375 +2.8% 1,187 1,077 -9.3% Attributable profit 277 284 331 392 243 278 302 +8.5% 892 823 -7.8%

62 Corporate Centre (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q3'23 / Q2'23 9M'22 9M'23 9M'23 / 9M'22 Net interest income (172) (181) (157) (142) (52) (42) (30) -27.4% (510) (124) -75.7% Net fee income (3) 2 (2) (16) (3) (3) 1 — (3) (6) +104.5% Gains (losses) on financial transactions and other (126) (267) (259) (163) (69) (172) (279) +62.0% (652) (521) -20.1% Total revenue (301) (446) (418) (322) (124) (218) (308) +41.7% (1,165) (650) -44.2% Operating expenses (87) (92) (93) (100) (95) (95) (94) -1.0% (272) (283) +4.0% Net operating income (388) (538) (511) (422) (219) (312) (402) +28.7% (1,437) (933) -35.0% Net loan-loss provisions (1) (4) 2 13 3 1 (1) — (4) 3 — Other gains (losses) and provisions (48) (34) (35) (56) (44) (30) (30) +1.4% (117) (104) -11.3% Profit before tax (437) (577) (544) (465) (260) (341) (433) +26.8% (1,558) (1,034) -33.6% Consolidated profit (462) (577) (543) (466) (279) (341) (464) +36.2% (1,583) (1,084) -31.5% Attributable profit (462) (577) (543) (466) (279) (341) (464) +36.2% (1,583) (1,084) -31.5%

63 Retail Banking (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q3'23 / Q2'23 9M'22 9M'23 9M'23 / 9M'22 Net interest income 8,112 8,635 9,058 9,050 8,977 9,524 9,822 +3.1% 25,805 28,323 +9.8% Net fee income 1,807 1,982 1,968 1,896 1,901 1,965 2,013 +2.5% 5,758 5,878 +2.1% Gains (losses) on financial transactions and other 184 (45) (18) 45 (98) (282) 36 — 121 (344) — Total revenue 10,103 10,572 11,008 10,991 10,779 11,206 11,871 +5.9% 31,683 33,857 +6.9% Operating expenses (4,392) (4,621) (4,764) (4,775) (4,755) (4,891) (4,990) +2.0% (13,776) (14,636) +6.2% Net operating income 5,711 5,952 6,244 6,216 6,024 6,315 6,881 +9.0% 17,907 19,220 +7.3% Net loan-loss provisions (2,113) (2,624) (2,726) (2,748) (2,898) (2,877) (3,303) +14.8% (7,464) (9,079) +21.6% Other gains (losses) and provisions (418) (454) (671) (584) (717) (755) (532) -29.6% (1,542) (2,003) +29.9% Profit before tax 3,180 2,873 2,847 2,884 2,409 2,683 3,046 +13.6% 8,901 8,138 -8.6% Consolidated profit 2,321 2,208 2,107 2,199 1,763 1,938 2,335 +20.5% 6,636 6,036 -9.0% Attributable profit 2,064 1,954 1,917 1,998 1,552 1,718 2,128 +23.9% 5,935 5,397 -9.1%

64 Retail Banking (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q3'23 / Q2'23 9M'22 9M'23 9M'23 / 9M'22 Net interest income 8,241 8,383 8,688 8,968 8,926 9,454 9,943 +5.2% 25,311 28,323 +11.9% Net fee income 1,823 1,916 1,887 1,903 1,889 1,949 2,041 +4.8% 5,625 5,878 +4.5% Gains (losses) on financial transactions and other 230 24 76 38 (40) (250) (54) -78.5% 330 (344) — Total revenue 10,293 10,322 10,651 10,909 10,774 11,152 11,930 +7.0% 31,266 33,857 +8.3% Operating expenses (4,391) (4,459) (4,545) (4,776) (4,720) (4,860) (5,057) +4.1% (13,396) (14,636) +9.3% Net operating income 5,902 5,862 6,105 6,133 6,055 6,293 6,873 +9.2% 17,870 19,220 +7.6% Net loan-loss provisions (2,195) (2,592) (2,670) (2,731) (2,919) (2,866) (3,295) +15.0% (7,457) (9,079) +21.8% Other gains (losses) and provisions (403) (406) (632) (563) (714) (741) (548) -26.1% (1,441) (2,003) +39.0% Profit before tax 3,304 2,865 2,803 2,840 2,422 2,686 3,030 +12.8% 8,971 8,138 -9.3% Consolidated profit 2,411 2,210 2,093 2,166 1,774 1,940 2,322 +19.7% 6,715 6,036 -10.1% Attributable profit 2,147 1,956 1,901 1,963 1,560 1,722 2,115 +22.8% 6,005 5,397 -10.1%

65 Corporate & Investment Banking (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q3'23 / Q2'23 9M'22 9M'23 9M'23 / 9M'22 Net interest income 783 929 916 919 838 774 950 +22.7% 2,629 2,562 -2.5% Net fee income 529 500 489 464 619 554 531 -4.0% 1,517 1,704 +12.3% Gains (losses) on financial transactions and other 456 406 567 420 749 819 645 -21.2% 1,429 2,213 +54.9% Total revenue 1,768 1,835 1,973 1,803 2,206 2,147 2,126 -1.0% 5,575 6,479 +16.2% Operating expenses (618) (673) (755) (856) (738) (772) (864) +12.0% (2,046) (2,374) +16.0% Net operating income 1,149 1,162 1,218 946 1,468 1,375 1,262 -8.2% 3,529 4,105 +16.3% Net loan-loss provisions 15 11 (10) (265) 28 (31) 49 — 16 46 +190.7% Other gains (losses) and provisions (23) (35) (22) (50) (36) (25) (94) +278.3% (80) (155) +94.1% Profit before tax 1,141 1,138 1,186 631 1,460 1,320 1,217 -7.8% 3,466 3,997 +15.3% Consolidated profit 817 821 871 489 1,041 961 853 -11.2% 2,509 2,855 +13.8% Attributable profit 765 772 822 457 976 899 804 -10.5% 2,359 2,680 +13.6%

66 Corporate & Investment Banking (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q3'23 / Q2'23 9M'22 9M'23 9M'23 / 9M'22 Net interest income 776 865 820 907 796 757 1,009 +33.3% 2,461 2,562 +4.1% Net fee income 532 483 468 465 615 549 539 -1.8% 1,484 1,704 +14.8% Gains (losses) on financial transactions and other 459 394 566 424 755 818 640 -21.8% 1,419 2,213 +56.0% Total revenue 1,766 1,743 1,855 1,797 2,166 2,124 2,188 +3.0% 5,364 6,479 +20.8% Operating expenses (625) (657) (725) (845) (731) (767) (876) +14.1% (2,007) (2,374) +18.3% Net operating income 1,142 1,086 1,130 952 1,436 1,357 1,313 -3.3% 3,357 4,105 +22.3% Net loan-loss provisions 14 12 (5) (264) 29 (31) 49 — 21 46 +124.3% Other gains (losses) and provisions (24) (35) (22) (49) (36) (24) (94) +286.9% (81) (155) +89.8% Profit before tax 1,131 1,063 1,103 639 1,429 1,301 1,267 -2.7% 3,297 3,997 +21.2% Consolidated profit 798 753 802 499 1,011 943 901 -4.4% 2,354 2,855 +21.3% Attributable profit 745 704 753 466 946 882 852 -3.4% 2,202 2,680 +21.7%

67 Wealth Management & Insurance (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q3'23 / Q2'23 9M'22 9M'23 9M'23 / 9M'22 Net interest income 131 167 227 322 413 456 454 -0.5% 525 1,323 +152.1% Net fee income 322 333 328 309 309 317 319 +0.6% 984 944 -4.0% Gains (losses) on financial transactions and other 121 118 134 123 108 114 102 -10.9% 372 324 -13.0% Total revenue 573 619 689 754 830 887 874 -1.4% 1,881 2,591 +37.8% Operating expenses (248) (257) (267) (281) (278) (283) (284) +0.5% (773) (845) +9.4% Net operating income 325 361 422 473 551 604 590 -2.3% 1,108 1,746 +57.6% Net loan-loss provisions 1 (7) (9) 2 1 15 0 -98.9% (16) 16 — Other gains (losses) and provisions (8) (12) (6) (10) (23) (12) (5) -57.4% (26) (40) +54.4% Profit before tax 317 343 406 465 529 607 585 -3.6% 1,066 1,721 +61.5% Consolidated profit 245 268 311 357 396 462 446 -3.5% 825 1,303 +58.0% Attributable profit 230 252 294 342 377 442 432 -2.4% 777 1,251 +61.0%

68 Wealth Management & Insurance (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q3'23 / Q2'23 9M'22 9M'23 9M'23 / 9M'22 Net interest income 130 162 219 318 411 455 457 +0.5% 511 1,323 +159.1% Net fee income 326 326 315 307 304 314 326 +3.7% 966 944 -2.3% Gains (losses) on financial transactions and other 126 125 137 123 110 114 100 -12.3% 387 324 -16.4% Total revenue 581 612 671 747 825 883 883 -0.0% 1,864 2,591 +39.0% Operating expenses (253) (254) (259) (277) (277) (282) (286) +1.4% (766) (845) +10.4% Net operating income 328 358 412 470 548 601 597 -0.7% 1,098 1,746 +59.0% Net loan-loss provisions 1 (8) (9) 2 1 15 0 -99.6% (16) 16 — Other gains (losses) and provisions (8) (12) (6) (10) (23) (12) (5) -56.1% (26) (40) +55.0% Profit before tax 321 339 397 462 526 604 592 -2.0% 1,056 1,721 +62.9% Consolidated profit 249 267 304 356 394 459 450 -2.0% 820 1,303 +58.9% Attributable profit 233 251 288 340 375 440 436 -0.9% 771 1,251 +62.1%

69 PagoNxt (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q3'23 / Q2'23 9M'22 9M'23 9M'23 / 9M'22 Net interest income 2 3 6 11 9 22 24 +8.3% 11 55 +397.0% Net fee income 157 222 231 270 218 228 255 +11.8% 611 701 +14.8% Gains (losses) on financial transactions and other 3 11 19 18 16 27 19 -28.2% 33 63 +91.1% Total revenue 162 236 257 299 244 277 298 +7.6% 655 820 +25.2% Operating expenses (190) (258) (281) (296) (278) (295) (251) -15.0% (728) (823) +13.1% Net operating income (28) (22) (24) 3 (34) (18) 48 — (74) (4) -94.8% Net loan-loss provisions (3) (9) (13) (20) (6) (6) (10) +70.0% (24) (23) -5.4% Other gains (losses) and provisions (1) (3) (12) (10) (2) (10) (6) -38.9% (16) (19) +17.9% Profit before tax (31) (33) (49) (27) (43) (34) 31 — (114) (45) -60.0% Consolidated profit (53) (48) (64) (39) (57) (48) 6 — (165) (99) -39.8% Attributable profit (54) (50) (69) (42) (55) (48) 3 — (172) (101) -41.5%

70 PagoNxt (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q3'23 / Q2'23 9M'22 9M'23 9M'23 / 9M'22 Net interest income 2 3 6 11 10 22 24 +6.7% 11 55 +396.2% Net fee income 171 222 230 272 222 227 252 +11.1% 624 701 +12.4% Gains (losses) on financial transactions and other 4 10 19 17 16 27 20 -28.0% 33 63 +88.5% Total revenue 177 236 256 300 248 276 296 +6.9% 668 820 +22.6% Operating expenses (198) (257) (280) (297) (279) (294) (251) -14.6% (734) (823) +12.2% Net operating income (21) (21) (24) 3 (31) (17) 45 — (65) (4) -94.1% Net loan-loss provisions (3) (9) (13) (20) (6) (6) (10) +68.3% (24) (23) -5.6% Other gains (losses) and provisions (1) (3) (13) (9) (2) (10) (6) -40.0% (16) (19) +16.1% Profit before tax (25) (32) (49) (26) (40) (34) 28 — (106) (45) -57.0% Consolidated profit (48) (47) (63) (38) (55) (48) 4 — (158) (99) -37.4% Attributable profit (50) (49) (68) (42) (53) (48) 0 — (166) (101) -39.5%

71 Supplementary information Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Quarterly income statements Glossary

72 • ALCO: Assets and Liabilities Committee • AT1: Additional Tier 1 • AuM: Assets under Management • BFG: Deposit Guarantee Fund in Poland • bn: Billion • Bps: basis points • CET1: Common equity tier 1 • CIB: Corporate & Investment Bank • CoR: Cost of credit / cost of risk • Covid-19: Coronavirus Disease 19 • DGF: Deposit guarantee fund • HQLA: High quality liquid asset • FL: Fully-loaded • FX: Foreign exchange • EPS: Earning per share • ESG: Environmental, social and governance • FY: Full year • HTC&S: Held to collect and sell • IFRS 9: International Financial Reporting Standard 9, regarding financial instruments • LLPs: Loan-loss provisions • M/LT: Medium- and long-term • MKS: Market share • mn: million • MREL: Minimum requirement for eligible liabilities • NII: Net interest income • NIM: Net interest margin • NPL: Non-performing loans • NPS: Net promoter score • PBT: Profit before tax • P&L: Profit and loss • PoS: Point of Sale • Pp: percentage points • PPP: Pre-provision profit • QoQ: Quarter-on-Quarter • Repos: Repurchase agreements • RoRWA: Return on risk-weighted assets • RoTE: Return on tangible equity • RWA: Risk-weighted assets • SAM: Santander Asset Management • SBNA: Santander Bank NA • SCIB: Santander Corporate & Investment Banking • SC USA: Santander Consumer USA • SME: Small and Medium Enterprises • SRF: Single Resolution Fund • ST: Short term • T1/T2: Tier 1 / Tier 2 • TLAC: Total loss absorbing capacity • TNAV: Tangible net asset value • UX: User experience • YoY: Year-on-Year • YTD: Year to date • WM&I: Wealth Management & Insurance Glossary - Acronyms

73 Glossary - Definitions Notes: The averages for the RoTE and RoRWA denominators are calculated using the monthly average over the period, which we believe should not differ materially from using daily balances. The risk-weighted assets included in the denominator of the RoRWA metric are calculated in line with the criteria laid out in the CRR (Capital Requirements Regulation). PROFITABILITY AND EFFICIENCY ✓ RoTE: Return on tangible capital: Group attributable profit / average of: net equity (excluding minority interests) – intangible assets (including goodwill) ✓ RoRWA: Return on risk-weighted assets: consolidated profit / average risk-weighted assets ✓ Efficiency: Operating expenses / total income. Operating expenses defined as general administrative expenses + amortisations VOLUMES ✓ Loans: Gross loans and advances to customers (excl. reverse repos) ✓ Customer funds: Customer deposits excluding repos + marketed mutual funds CREDIT RISK ✓ NPL ratio: Credit impaired loans and advances to customers, customer guarantees and customer commitments granted / Total risk. Total risk is defined as: Total loans and advances and guarantees to customers (including credit impaired assets) + contingent liabilities granted that are credit impaired ✓ NPL coverage ratio: Total allowances to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted / Credit impaired loans and advances to customers, customer guarantees and customer commitments granted ✓ Cost of risk: Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months CAPITALIZATION ✓ Tangible net asset value per share – TNAVps: Tangible stockholders' equity / number of shares (excluding treasury shares). Tangible stockholders' equity calculated as shareholders equity + accumulated other comprehensive income - intangible assets

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SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Banco Santander, S.A. Date:    25 October 2023 By: /s/ José García Cantera Name: José García Cantera Title: Chief Financial Officer